UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 14, 2023

FREQUENCY THERAPEUTICS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-39062	47-2324450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

75 Hayden Avenue, Suite 300

Lexington, MA 02421

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (781) 315-4600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	FREQ	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On July 14, 2023, Frequency Therapeutics, Inc. (the “Company” or “Frequency”) and Korro Bio, Inc. (“Korro Bio”), issued a joint press release announcing, among other things, (i) the entry into a definitive merger agreement to combine the Company and Korro Bio in an all-stock transaction and (ii) Korro Bio’s concurrent $117 million private financing (the “Concurrent Private Financing”). A copy of the joint press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (the “Current Report”) and is incorporated into this Item 7.01 by reference.

The Company is also furnishing the investor presentation posted to Korro Bio’s website on July 14, 2023 (the “Investor Presentation”). A copy of the Investor Presentation is furnished as Exhibit 99.2 to this Current Report and is incorporated into this Item 7.01 by reference.

The information in Item 7.01 of this Current Report, including Exhibits 99.1 and 99.2 attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing. The Company undertakes no obligation to update, supplement or amend the materials attached hereto as Exhibits 99.1 and 99.2.

Important Information about the Merger and Where to Find It

This Current Report relates to a proposed transaction between Frequency and Korro Bio. In connection with the proposed transaction, Frequency intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Frequency and that will constitute a prospectus with respect to shares of Frequency’s common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). Frequency may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Frequency may file with the SEC. INVESTORS, KORRO BIO STOCKHOLDERS AND FREQUENCY STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY FREQUENCY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Korro Bio stockholders and Frequency stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Frequency, Korro Bio and the proposed transaction that are or will be filed with the SEC by Frequency through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency will also be available free of charge on Frequency’s website at https://frequencytx.gcs-web.com/sec-filings or by contacting Frequency’s investor relations department by email at investorrelations@frequencytx.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Frequency and certain of its directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Frequency stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Frequency’s stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by Frequency. Investors and security holders of Korro Bio and Frequency are urged to read the Proxy Statement/Prospectus and other relevant documents

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that will be filed with the SEC by Frequency carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about Korro Bio and Frequency through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency can be obtained free of charge by directing a written request to Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300 Lexington, MA 02421.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Joint Press Release of Korro Bio, Inc. and the Company dated July 14, 2023

99.2	Investor Presentation dated July 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREQUENCY THERAPEUTICS, INC.

	By:	/s/ David L. Lucchino
Date: July 14, 2023	Name:	David L. Lucchino
	Title:	President and Chief Executive Officer

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Exhibit 99.1

Korro Bio and Frequency Therapeutics Announce Merger Agreement

Merger to create a Nasdaq-listed genetic medicines company focused on advancing Korro Bio’s wholly owned portfolio of RNA editing programs

Lead program is a disease modifying therapy for patients with alpha-1 antitrypsin deficiency (AATD), with preclinical data showing an increase of normal A1AT protein to 85% of total protein in circulation

Combined company is expected to have cash balance of approximately $170 million at close, which is expected to provide cash runway through several value-creating milestones and into 2026

Companies to host conference call today at 8:30 a.m. ET

CAMBRIDGE, Mass. and LEXINGTON, Mass., July 14, 2023 – Korro Bio, Inc., a leading RNA editing company focused on the discovery and development of novel genetic medicines, and Frequency Therapeutics, Inc. (Nasdaq: FREQ) today announced that they have entered into a definitive merger agreement to combine the companies in an all-stock transaction. The combined company will focus on the advancement of Korro Bio’s portfolio of RNA editing programs, is expected to operate under Korro Bio, Inc. and will apply to trade on Nasdaq under the ticker symbol “KRRO”.

Korro Bio has secured commitments from a syndicate of leading life sciences investors for a planned concurrent $117 million financing, co-led by Surveyor Capital (a Citadel company) and Cormorant Asset Management and participation from Atlas Venture, NEA, Platanus, Qiming Venture Partners USA, MP Healthcare Venture Management, Eventide Asset Management, Fidelity Management & Research Company LLC, Invus, Point72, Verition Fund Management, Monashee Investment Management, Sixty Degree Capital and additional investors. The financing is expected to close immediately prior to the completion of the merger. The combined company is expected to have approximately $170 million in cash, cash equivalents and marketable securities at close after estimated transaction expenses. The pro-forma cash balance is expected to provide cash runway through several value-creating milestones and into 2026. The merger and related financing are expected to close in the fourth quarter of 2023, subject to approval by Frequency Therapeutics’ stockholders and other customary closing conditions.

“RNA editing, specifically utilizing our OPERA™ platform, holds significant promise to transform the therapeutic landscape for rare and common diseases. The ability to make a single base change on RNA using a simple drug product provides an opportunity to modify disease in an unprecedented manner,” said Ram Aiyar, PhD, Chief Executive Officer of Korro Bio. “The power of our OPERA platform is exemplified by our lead program in AATD, where we have demonstrated an increase of normal A1AT protein to 85% of total protein in circulation, which has the potential of disease-modifying effects. We are committed to creating value for Korro Bio’s and Frequency Therapeutics’ stockholders as we work to develop a novel class of innovative medicines that have the potential to improve the lives of patients.”

Korro Bio is rapidly advancing its lead program for AATD to a clinical trial and intends to submit a regulatory filing in the second half of 2024. AATD is an inherited disease that results from a single genetic defect that manifests itself as a broad spectrum of clinical pathologies. A majority of the patients are diagnosed later in life, having multiple clinical effects including liver disease and lung disease, eventually leading to organ transplant in some cases. Studies suggest that clinical unawareness of AATD results in a significant number of patients that go undiagnosed or misdiagnosed with approximately 100,000 patients in the U.S. currently identified with AATD. Korro Bio’s lead program is focused on precisely and transiently editing the genetic mutation in RNA rather than permanently altering DNA. Korro Bio has also demonstrated the ability to edit within the coding region of the SERPINA1 gene showing translation from the PiZ mouse model to non-human primates.

“Following comprehensive review and consideration of our strategic options, management and our Board of Directors believe the merger with Korro Bio provides the best opportunity for the company and its stockholders,” said David. L. Lucchino, Chief Executive Officer of Frequency Therapeutics. “Korro Bio’s RNA editing technology leverages genetics transiently, expanding the target space to intervene in biology in a unique manner. We are confident in their ability to bring forward important genetic medicines with the potential to transform the lives of patients.”

Korro Bio’s proprietary RNA editing platform enables a breadth of indications with an initial focus on six potential programs that are all wholly owned, including AATD.

“This transformative transaction enables us to take our lead program in AATD into the clinic and progress our pipeline,” said Vineet Agarwal, Chief Financial Officer of Korro Bio. “In addition, we will be able to fund our company through several value-creating milestones into 2026.”

Management and Organization

Following the consummation of the merger, the combined company will be headquartered in Cambridge, Massachusetts. The combined company will be led by current members of the Korro Bio management team, including:

•	Ram Aiyar, PhD, President and Chief Executive Officer

•	Steve Colletti, PhD, Chief Scientific Officer

•	Vineet Agarwal, Chief Financial Officer

•	Todd Chappell, Senior Vice President, Strategy and Portfolio Planning

•	Shelby Walker, Senior Vice President, General Counsel

•	Venkat Krishnamurthy, PhD, Senior Vice President, Head of Platform

•	Stephanie Engels, Senior Vice President, HR, People and Culture

The Board of Directors of the combined company is expected to be comprised of seven members, consisting of four members designated by Korro Bio, one member designated by Frequency Therapeutics, which will be Frequency’s Chief Executive Officer, David L. Lucchino, and two independent directors. In connection with this transaction, Alex Silverstein from Point72 and Jordan Baumhardt, PhD from Eventide Asset Management will resign from their director roles from the Korro Bio Board of Directors with immediate effect.

About the Proposed Merger

Pre-merger Frequency Therapeutics stockholders are expected to own approximately 8% of the combined company and pre-merger Korro Bio stockholders (including those purchasing Korro Bio shares in the private financing discussed above) are expected to own approximately 92% of the combined company. Under the terms of the merger agreement, stockholders of Korro Bio will receive newly issued shares of Frequency Therapeutics common stock pursuant to a formula set forth in the merger agreement. The percentage of the combined company that Frequency Therapeutics stockholders will own upon the closing of the merger is further subject to adjustment based on the amount of Frequency Therapeutics’ net cash at the time of closing.

Frequency Therapeutics has discontinued development of its remyelination program for Multiple Sclerosis as it explores strategic alternatives for the program. If Frequency Therapeutics has not otherwise monetized its remyelination program for Multiple Sclerosis prior to the closing of the proposed merger, Frequency Therapeutics stockholders of record will be issued a contingent value right (CVR) for each outstanding share of Frequency Therapeutics common stock held by such Frequency Therapeutics stockholder prior to the closing of the proposed merger. The CVR would represent the right to receive certain cash payments from proceeds received by Frequency Therapeutics related to its remyelination program for Multiple Sclerosis that is in preclinical development.

The merger agreement has been unanimously approved by the boards of directors of both companies. Additional information about the transaction will be provided in a Current Report on Form 8-K that will be filed by Frequency Therapeutics with the Securities and Exchange Commission (SEC) and will be available at www.sec.gov.

Conference Call Information

Korro Bio and Frequency Therapeutics will host a conference call today, July 14, 2023, at 8:30 a.m. ET, to discuss the proposed merger.

A live webcast of the conference call can be accessed at the “Events and Presentations” page on the Frequency Therapeutics website at https://investors.frequencytx.com/events-and-presentations. A replay will be available on the Frequency Therapeutics website at the same link shortly after conclusion of the event.

Advisors

J.P. Morgan Securities LLC is serving as exclusive financial advisor to Korro Bio and lead placement agent on Korro Bio’s planned concurrent financing. Goodwin Procter LLP is serving as legal counsel. BofA Securities, Piper Sandler and RBC Capital Markets are also serving as placement agents for Korro Bio’s planned concurrent financing and Davis Polk & Wardwell LLP is serving as the placement agents’ legal counsel. TD Cowen is acting as exclusive financial advisor to Frequency Therapeutics and Latham & Watkins LLP is serving as Frequency Therapeutics’ legal counsel.

About Korro Bio

Korro Bio is an RNA editing company focused on the discovery and development of a new class of precision genetic medicines for both rare and highly prevalent diseases. RNA editing is a natural physiological process that occurs in cells, including a mechanism mediated by an enzyme called Adenosine Deaminase Acting on RNA (ADAR). Korro Bio’s RNA editing approach involves co-opting this endogenous editing system via a proprietary engineered oligonucleotide to introduce precise edits to RNA. This unique technology enables the development of therapeutic candidates that deliver the functional benefits of gene therapy with a transient, titratable and specific treatment regimen, offering the potential to advance genetic medicines beyond rare genetic diseases into larger patient populations with common diseases. Korro Bio is based in Cambridge, Mass. For more information, visit korrobio.com.

About OPERA

Korro Bio’s proprietary platform, OPERA™ ( Oligonucleotide Promoted Editing of RNA), builds on a deep understanding of ADAR biology, and combines oligo discovery, chemistry and data-driven design with clinically validated delivery vehicles, to achieve highly selective RNA editing product candidates. OPERA is designed to enable the precise repair and modulation of disease-causing mutations and protein function to provide new possibilities for treating diseases in which progress with existing technologies has been slow to materialize.

About Korro Bio’s lead program in AATD

AATD is an inherited genetic disorder that can cause severe progressive lung and liver disease due to a lack of normal alpha-1 antitrypsin protein (A1AT). Korro Bio’s AATD product candidate is a proprietary oligonucleotide that uses an established lipid nanoparticle (LNP) based delivery system administered intravenously to restore production of normal functional A1AT to liver hepatocytes. The oligonucleotide drug product co-opts the naturally occurring ADAR pathway, repairing disease-related mutations and restoring production of normal A1AT. Korro Bio believes this will provide clinically differentiated benefit for both liver and lung function in affected individuals. Proof of concept has been shown in preclinical models, and studies in mice and non-human primates demonstrated high editing efficiency and expression of functional A1AT protein to support potential modification of disease progression. Korro Bio intends to submit a regulatory filing in the second half of 2024.

About Korro Bio’s portfolio of programs

Korro Bio has demonstrated that single RNA changes can disrupt protein-protein interactions, prevent protein aggregation, selectively modulate ion channels, and activate kinases. These modulation approaches have the potential to unlock validated target classes that have historically been difficult to drug, enabling Korro Bio to pursue a broad range of diseases, including those with high prevalence and large market opportunities. Korro Bio’s wholly owned, early-stage pipeline targets several diseases, such as Parkinson’s disease, severe alcoholic hepatitis, , amyotrophic lateral sclerosis, subsets of pain, and cardiometabolic disease.

About Frequency Therapeutics

Headquartered in Lexington, Mass., Frequency Therapeutics is pioneering a new category in regenerative medicine that aims to restore human function by developing therapeutics that activate a person’s innate regenerative potential within the body through the activation of progenitor cells. Frequency Therapeutics’ lead preclinical program is designed to activate oligodendrocyte precursor cells with the goal of driving remyelination and potential functional recovery for individuals living with multiple sclerosis. For more information, visit www.frequencytx.com and follow Frequency on Twitter @Frequencytx.

Cautionary Note on Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the concurrent financing, the combined company’s expected cash, cash equivalents and marketable securities and their sufficiency to achieve value-creating milestones and fund operations into 2026, the listing of the combined company on Nasdaq, the proposed transaction involving Frequency Therapeutics and Korro Bio the including the conditions to, and timing of, closing of the proposed transaction, the location and management of the combined company, the percentage ownership of the combined company, the CVR, and the parties’ ability to consummate the proposed transaction, the potential of RNA editing, the development and treatment potential of Korro Bio’s approach and its OPERA platform, AATD program, and timing development and regulatory matters therefor, among others. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Frequency Therapeutics and Korro Bio to consummate the proposed transaction; (iii) the ability of Frequency Therapeutics and Korro Bio to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Frequency Therapeutics, Korro Bio or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Frequency Therapeutics’ and/or Korro Bio’s respective businesses; (vii) the ability of Frequency Therapeutics and Korro Bio to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Frequency Therapeutics’ or Korro Bio’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Frequency Therapeutics’ or Korro Bio’s ability to pursue certain business opportunities or strategic transactions; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Frequency Therapeutics’ periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Frequency Therapeutics’ Form 10-Q for the fiscal year ended March 31, 2023. Frequency Therapeutics and Korro Bio can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, Frequency Therapeutics and Korro Bio undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

In connection with the proposed transaction, Frequency Therapeutics intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frequency and that will constitute a prospectus with respect to shares of Frequency Therapeutics’ common stock to be issued in the proposed transaction (Proxy Statement/Prospectus). Frequency Therapeutics may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Frequency Therapeutics may file with the SEC. INVESTORS, KORRO BIO STOCKHOLDERS AND FREQUENCY THERAPEUTICS STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY FREQUENCY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Korro Bio stockholders and Frequency Therapeutics stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Frequency Therapeutics, Korro Bio and the proposed transaction that are or will be filed with the SEC by Frequency Therapeutics through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency Therapeutics will also be available free of charge on Frequency Therapeutics’ website at https://frequencytx.gcs-web.com/sec-filings or by contacting Frequency Therapeutics’ investor relations department by email at investorrelations@frequencytx.com or by directing a written request to Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300 Lexington, MA 02421.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Frequency Therapeutics and certain of its directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Frequency Therapeutics’ stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Frequency Therapeutics’ stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by Frequency. Investors and security holders of Korro Bio and Frequency Therapeutics are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Frequency Therapeutics carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Frequency Therapeutics’ stockholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Frequency Therapeutics, Korro Bio and the proposed transaction that are or will be filed with the SEC by Frequency through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency Therapeutics will also be available free of charge on Frequency Therapeutics’ website at https://frequencytx.gcs-web.com/sec-filings or by contacting Frequency Therapeutics’ investor relations department by email at investorrelations@frequencytx.com or by directing a written request to Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300 Lexington, MA 02421.

Korro Bio Contact Information

Investors

IR@korrobio.com

Media

Glenn Silver

FINN Partners

Glenn.silver@finnpartners.com

Frequency Therapeutics Contact Information

Investor and Media Contact

Frequency Therapeutics

Email: investors@frequencytx.com

Exhibit 99.2 Edit the Message, Rewrite the Future July 2023 Copyright (c) 2023 Korro Bio, Inc. 1

Disclaimers Forward Looking Statements Certain statements in this Presentation may constitute “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies of Korro Bio, Inc. (Korro) and/or Frequency Therapeutics, Inc. (Frequency) regarding the future including, without limitation, statements regarding: Korro’s RNA editing technology and the benefits of OPERA; the market opportunity for Korro’s alpha-1 anti-trypsin deficiency (AATD) therapy and potential benefits over other AATD modalities; expectations and assumptions related to amounts of cash to be contributed by Frequency at the closing of the proposed business combination between Korro and Frequency (the Proposed Transaction); Korro’s expected cash runway and plans for discovery and preclinical studies, as well as clinical trials, including timing of regulatory filings and data readouts and other developments or results in connection therewith; and the expected effects of the Proposed Transaction. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “ could,” “estimate,” “ expect,” “ intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “ should,” “ strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions; the outcome of any legal proceedings that may be instituted against Korro or Frequency following the announcement of the Proposed Transaction; the inability to complete the Proposed Transaction, including due to the inability to concurrently close the business combination and the private placement of common stock or due to failure to obtain approval of the stockholders of Frequency; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, or delays in completing regulatory reviews, required to complete the Proposed Transaction; the risk that the Proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Proposed Transaction; the inability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; costs related to the Proposed Transaction; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; other risks and uncertainties indicated from time to time in the proxy statement/prospectus on Form S-4 which is expected to be filed by Frequency with the SEC; and other risks, uncertainties and factors set forth under “Risk Factors” herein as well as in the sections entitled “Risk Factors,” “Risk Factor Summary” and “Forward-Looking Statements” in Frequency’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023, and its other filings with the SEC, as well as factors associated with companies, such as Korro and Frequency, that operate in the biopharmaceutical industry. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Frequency, nor Korro, nor the Placement Agents undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or in the events, conditions or circumstances on which any such statement is based. This Presentation does not purport to summarize all of the conditions, risks and other attributes of an investment in Frequency, Korro or the combined company. Industry and Market Data Certain information contained in this Presentation relates to or is based on studies, publications, surveys and Korro’s own internal estimates and research. In this Presentation, Korro relies on, and refers to, publicly available information and statistics regarding market participants in the sector in which Korro competes and other industry data. Any comparison of Korro to any other entity assumes the reliability of the information available to Korro. Korro obtained this information and statistics from third-party sources, including reports by market research firms and company filings. In addition, all of the market data included in this Presentation involve a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while Korro believes its internal research is reliable, such research has not been verified by any independent source and neither Frequency nor Korro has independently verified the information. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Frequency and Korro will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Important Additional Information In connection with the Proposed Transaction, Frequency intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frequency and that will constitute a prospectus with respect to shares of Frequency’s common stock to be issued in the Proposed Transaction (Proxy Statement/Prospectus). Frequency Therapeutics may also file other documents with the SEC regarding the Proposed Transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Frequency may file with the SEC. INVESTORS, KORRO STOCKHOLDERS AND FREQUENCY STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY FREQUENCY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Korro stockholders and Frequency stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Frequency, Korro and the Proposed Transaction that are or will be filed with the SEC by Frequency through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency will also be available free of charge on Frequency’s website at https://frequencytx.gcs-web.com/sec-filings or by contacting Frequency’s investor relations department by email at investorrelations@frequencytx.com or by directing a written request to Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300 Lexington, MA 02421. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Frequency and certain of its directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Frequency's stockholders in connection with the Proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Frequency’s stockholders in connection with the Proposed Transaction will be set forth in the Proxy Statement/Prospectus, which is expected to be filed with the SEC by Frequency. Investors and security holders of Korro and Frequency are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Frequency carefully and in their entirety when they become available because they will contain important information about the Proposed Transaction. Frequency stockholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Frequency, Korro and the Proposed Transaction that are or will be filed with the SEC by Frequency through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency will also be available free of charge on Frequency’s website at https://frequencytx.gcs-web.com/sec-filings or by contacting Frequency’s investor relations department by email at investorrelations@frequencytx.com or by directing a written request to Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300 Lexington, MA 02421. Copyright (c) 2023 Korro Bio, Inc. 2

Risk factors Both Frequency and Korro are subject to various risks associated with their businesses and their industries. In addition, the Proposed Transaction, including the possibility that the Proposed Transaction may not be completed, poses a number of risks to each company and its respective securityholders. All references to “we,” “us” or “our” refer to the business of Korro prior to the consummation of the Proposed Transaction. The risks described below make up a non-exhaustive list of the key risks related to Korro’s business and the factors that could cause actual results to differ from the forward-looking statements described in this Presentation. You should carefully consider these risks and uncertainties, as well as factors set forth in the section entitled “Risk Factors” in Frequency’s most recent quarterly report on Form 10-Q, its most recent annual report on Form 10-K and its other SEC filings. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished in respect of the Proposed Transaction with the SEC: • Korro’s limited operating history and its evolving business make it difficult to evaluate its future prospects and the risks and challenges it may encounter. • Korro’s product candidate pipeline is in early stages and it does not yet have any product candidates in the clinic, nor approved for commercial sale; Korro has not generated any revenue to date, and so may never become profitable. • Even if the Proposed Transaction and the concurrent financing are successful, the combined company will require substantial additional capital to finance its operations in the future. If the combined company is unable to raise such capital when needed, or on acceptable terms, it may be forced to delay, reduce or eliminate its discovery and pre-clinical programs, planned clinical trials or future commercialization efforts; • Korro’s expectations regarding its cash runway and ability to reach data inflection points are based on numerous assumptions that may prove to be untrue; Korro may be required to raise capital sooner than anticipated and its exposure to certain contingent liabilities and contractual obligations may be greater than anticipated. For example, Korro’s assumptions relating to the amounts of Frequency’s cash available to Korro at the closing of the Proposed Transaction, including amounts that may be required to negotiate early lease terminations and costs associated with ongoing litigation, may prove to be incorrect, and as a result any additional amounts Korro would be required to spend may be material and significantly impact its cash runway and ability to achieve its inflection points without significant additional capital. • Korro operates in an intensely competitive market that includes companies with greater financial, technical and marketing resources than it. • Failure to manage Korro’s growth effectively could cause its business to suffer and have an adverse effect on its ability to execute its business strategy, as well as operating results and financial condition. • As Korro’s costs increase, it may experience fluctuations in its operating results, which could make its future operating results difficult to predict or cause its operating results to fall below analysts’ and investors’ expectations. • Korro’s programs are still in discovery and pre-clinical phases. If Korro is unable to advance them into and through clinical development for safety or efficacy or other reasons, or commercialize its product candidates once approved or experience significant delays in doing so, its business will be materially harmed. • Korro’s current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any. • If Korro is unable to obtain and maintain patent and other intellectual property protection for its technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad or it is delayed in bringing product candidates to market such that those products have a shorter period of patent exclusivity than it expects, its competitors could develop and commercialize technology and product candidates similar or identical to Korro’s, and its ability to successfully commercialize its technology and/or product candidates may be impaired. • Korro may be subject to intellectual property rights claims by third parties, which are costly to defend, could require it to pay significant damages and may disrupt its business and operations. • The conditions to complete the Proposed Transaction may not be satisfied, Korro may not realize the expected benefits of the Proposed Transaction, or it may uncover liabilities following consummation of the Proposed Transaction that it had not anticipated. • The shares acquired in the proposed private placement transaction will be subject to registration with the SEC, and upon registration, the share price may be volatile due to a variety of factors, such as changes in the competitive environment in which it operates, the regulatory framework of the industry in which it will operate, developments in its business and operations and changes in its capital structure. Copyright (c) 2023 Korro Bio, Inc. 3

Experienced management team with proven track record Ram Aiyar, PhD Steve Colletti, PhD Vineet Agarwal Todd Chappell Venkat Krishnamurthy, PhD Stephanie Engels Shelby Walker President and Chief Scientific Officer Chief Financial Officer SVP, Strategy and SVP, Head of Platform SVP, HR, People SVP, General Counsel Chief Executive Officer Portfolio Planning and Culture Copyright (c) 2023 Korro Bio, Inc. 4

Merger of Korro Bio and Frequency Therapeutics • Korro Bio, a privately-held leading company in RNA editing, intends to merge with Frequency Therapeutics (NASDAQ: FREQ) • Upon close, Frequency Therapeutics is expected to be renamed “Korro Bio, Inc.” Transaction • Supported by the Board of Directors of both companies and is subject to stockholder approval and other customary closing summary conditions • Expected pro forma ownership (after the planned concurrent financing) is approximately 92% Korro and 8% Frequency, subject to adjustment based on Frequency’s net cash at closing • Transaction expected to extend Korro’s cash runway through several value-creating milestones and into 2026, such as interim 1,2 clinical readout for AATD in 2H ’25 Overview • Combined company is expected to have cash balance of approximately $170 million at close, including $117 million from planned concurrent financing • Merger and planned concurrent financing expected to close in 4Q’23 • Existing Korro management to lead the combined company Management • New Board of Directors will include 7 members (4 Korro, 1 Frequency, 2 independent) and programs • Combined company will focus on advancing the development of Korro programs 1 Subject to submission of an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) and authorization to proceed Copyright (c) 2023 Korro Bio, Inc. 5 2 Assumes $117mm raise and includes assumptions about cash burn, contingent liabilities, and obligations for ongoing litigation and lease liabilities, among others, for which there is no guarantee of accuracy

Uniquely positioned to expand the frontier of genetic medicines through RNA editing Experienced management team: Proven track record supported by an expert BoD and SAB with experience building genetic medicines companies OPERA, a transient and potentially safer base editing approach: Single edit (A-to-I) on RNA by redirecting an endogenous editing enzyme using an oligonucleotide (siRNA, ASO) ~$3B+ US market opportunity in lead indication: Potential disease modifying therapy in alpha-1 anti-trypsin deficiency (AATD) by transiently correcting the pathogenic variant Broad opportunities in rare and common diseases: Modulating protein expression and function creating the opportunity to expand into common diseases Supportive investor syndicate: Cash runway through several value-creating milestones 1,2 and into 2026, such as interim clinical readout for AATD in 2H ‘25 1 Subject to submission of an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) and Copyright (c) 2023 Korro Bio, Inc. 6 authorization to proceed 2 Assumes $117mm raise and includes assumptions about cash burn, contingent liabilities, and obligations for ongoing litigation and lease liabilities, among others, for which there is no guarantee of accuracy

Using an oligonucleotide to affect an A-to-I edit on a target RNA sequence Harnessing an endogenous editing Non-viral intracellular delivery of 1 enzyme, ADAR, that is ubiquitously Korro oligo designed to edit a specific expressed in all human cells adenosine on the target mRNA 2 Oligo-RNA duplex recruits adenosine deaminase acting on RNA (ADAR) 3 ADAR catalyzes deamination: mRNA translated to protein 4 ‘A’ to ‘I’ edit with ‘I’ read as ‘G’ 5 Resultant ADAR ADAR A therapeutic protein Adenosine Inosine A DNA with disease- causing mutation Target mRNA Copyright (c) 2023 Korro Bio, Inc. 7

Discovery of missense mutations for common diseases increases the therapeutic opportunity for genetic medicines Nature volume 577, pages 179–189 (2020) Copyright (c) 2023 Korro Bio, Inc. 8

RNA editing with synthetic oligonucleotide expands the promise of base editing to large common diseases Oligo-based RNA Editing DNA Editing Risk of indels and Specificity High sequence specificity chromosomal integration û ✓ Precedented Delivery Inefficient in vivo (efficient and targeted) ✓û Long-term unknown Tolerability Precedented (transient) (permanent) ✓ Manufacturing Precedented Complex ✓û Regulatory Multiple approved products Only ex vivo approved ✓ Copyright (c) 2023 Korro Bio, Inc. 9

OPERA: Our differentiated approach for RNA editing Deep understanding of ADAR Expertise in oligonucleotide biology chemistry Machine learning optimization Fit-for-purpose delivery of oligonucleotides Broad IP estate of 29 patent families that cover our platform technology and target-specific editing strategies Copyright (c) 2023 Korro Bio, Inc. 10

Broad and versatile applications for our RNA editing approach Development candidate Current focus Unlocking other target classes expected in 2H’23 PoC achieved Disrupting protein-protein interactions Repairing pathogenic variants (e.g., AATD, SERPINA1) Preventing protein aggregation Selectively modulating ion channels Activating kinases Achieved proof-of-concept across various target classes Copyright (c) 2023 Korro Bio, Inc. 11

Deep pipeline with multiple high-value targets Preclinical Phase 1 Phase 2 Phase 3 Wholly Concept Indication Target Discovery owned? development Repairing a Alpha-1 anti- Regulatory filing expected SERPINA1 1 in 2H’24 pathogenic variant trypsin deficiency Repairing a Parkinson disease LRRK2 pathogenic variant Disrupting protein- Severe alcoholic Undisclosed protein-interaction hepatitis Preventing protein Amyotrophic TDP43 aggregation lateral sclerosis Selectively modulating Subsets of pain Nav 1.7 ion channels Activating kinases Cardiometabolic Undisclosed 1,2 Pro forma cash runway through potential interim clinical readout for AATD in 2H ‘25 1 Subject to submission of an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) and Copyright (c) 2023 Korro Bio, Inc. 12 authorization to proceed 2 Assumes $117mm raise and includes assumptions about cash burn, contingent liabilities, and obligations for ongoing litigation and lease liabilities, among others, for which there is no guarantee of accuracy

Alpha-1 antitrypsin deficiency (AATD) Copyright (c) 2023 Korro Bio, Inc. 13

AATD: Correcting a pathogenic missense mutation in the liver Potential to target both manifestations Clinically-validated lipid nanoparticles (LNP) Resolving both liver pathology and alleviating from Genevant lung effects Increased levels of oligo concentration in liver Provides natural regulation of A1AT 1,2 First clinical study readout potentially in H2’25 Correction provides appropriate levels of Clinical data expected provides potential for large value endogenous A1AT inflection Focused on returning patients between MM ~$3B+ U.S. market opportunity and MZ phenotypes (A1AT levels) Critical unmet need with minimally effective Achieved >50% editing with potential to modify standard-of-care disease progression 1 Subject to submission of an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) and Copyright (c) 2023 Korro Bio, Inc. 14 authorization to proceed 2 Assumes $117mm raise and includes assumptions about cash burn, contingent liabilities, and obligations for ongoing litigation and lease liabilities, among others, for which there is no guarantee of accuracy

Severe AATD caused by a single missense mutation in SERPINA1 gene leading to lung and/or liver disease(s)

MM Genotype (normal liver and lung)


WT A1AT
Normal levels of M-A1AT secreted
Inhibits neutrophil elastase in the lung

ZZ Genotype (fibrotic liver and decreased lung function)


Z-A1AT*
Reduced levels of Z-A1AT secreted
Minimal inhibition of lung elastase
Mutated A1AT polymerizes and aggregates in liver cells

Unmet need

- Only FDA-approved therapy is protein replacement augmentation therapy
  - Plasma derived A1AT from pooled volunteers **infused weekly**
  - **Does not address** underlying disease etiology
  - **Partially** addresses the lung manifestation
- **No treatment approved for liver pathology**

~100K PiZZ adult patients in U.S.**

~$3B+ U.S. market opportunity

Note: A1AT protein is encoded by the gene SERPINA1. The E342K mutation (G to A) in SERPINA1 (Z allele) is the most frequent mutation and causes severe lung and liver disease
*Z-A1AT not as active as M-A1AT
**Numbers reflected here are carrier of ZZ genotypes

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Copyright (c) 2023 Korro Bio, Inc.
KORRO BIO

Getting AATD patients between MM and MZ phenotypes has potential to modify disease progression Ranges of serum A1AT levels for different genotypes Median A1AT for genotype 50 40 100% editing Korro goal for median 30 editing has potential to reduce lung and liver risk 50% editing 20 10 Current threshold for augmentation therapy (11μM) 0 MM MZ ZZ Focused on bringing ZZ 1 Odds Ratio : patients to between 2 MM and MZ levels 1.0 1.0 8.8 COPD 1.0 1.5 7.8 Cirrhosis Korro believes it has the modality and delivery to achieve >50% editing for potential clinical benefit 1 Nakanishi T, Forgetta V, Handa T, Hirai T, Mooser V, Lathrop GM, Cookson WOCM, Richards JB. The undiagnosed disease burden associated with alpha-1 Copyright (c) 2023 Korro Bio, Inc. 16 antitrypsin deficiency genotypes. Eur Respir J. 2020 Dec 10;56(6):2001441. doi: 10.1183/13993003.01441-2020. PMID: 32675199; PMCID: PMC7726845. 2 Chronic obstructive pulmonary disease μM serum AAT Levels

Korro’s approach potentially provides superior patient benefit over other modalities in AATD DNA EDITING siRNA FUSION PROTEIN Simple drug û✓ ✓✓ product Lung û ✓✓✓ alleviation Liver ✓✓✓û alleviation Target genotype to Between MM and MZ <MZ ZZ ZZ be achieved û Potential to Potential ✓ Reversibleû Permanent exacerbate lung û Potential tolerability✓ Minimal off-targetsû Off-target edits disease due to immunogenicity knockdown Copyright (c) 2023 Korro Bio, Inc. 17

Key milestones achieved to obtain >50% editing in humans Korro’s AATD candidates are antisense oligonucleotides delivered to liver cells encapsulated in a lipid nanoparticle vehicle Key Attribute Criteria Status 1 In vitro activity• >50% editing in human cells with Z mutation ✓ 1 In vivo activity• >50% editing single dose in PiZ transgenic mice ✓ Durability• QW dosing in PiZ mice with >50% editing ✓ • Editing in WT SERPINA1 in multiple NHPs Translation in NHPs ✓ - NHPs don’t harbor E342K mutation Safety• Clean tolerability profile Data pending CMC• CMC scaling line of sight in the range of 3-6 months ✓ 1 Editing measured as number of transcripts Copyright (c) 2023 Korro Bio, Inc. 18

>50% editing achieved in the right system – human gene with human ADAR In vitro Editing in hepatocyte like cells (HLCs) Editing in MZ Primary Human Hepatocytes (PHH) Editing measured as number of transcripts 100 100 1 nM 1 nM 10 nM 10 nM 81 80 100nM 100nM 80 80 64 64 60 60 40 40 29 20 20 13 0 0 Oligo A Oligo A *+IFN due to the low baseline expression of ADAR in HLCs Copyright (c) 2023 Korro Bio, Inc. 19 Note: transfected with RNAiMAX with 1U/ul of IFN, editing measured at 48 hours post transfection via amplicon-seq Editing at E342K (%) Editing at E342K (%)

Demonstrated >50% editing in PiZ mice model of AATD with a single dose achieving high levels of corrected protein In vivo – PiZ mice Editing in PiZ mice (single-dose) M-A1AT protein in PiZ mice (single-dose) Oligo A; 3mg/kg (single-dose) Oligo A; 3mg/kg (single-dose) 18μM 100 Day 1 20 ~63% Day 4 Day 1 80 Day 7 Day 4 Day 7 15 60 10 40 5 20 0 0 Day 4 Day 1 Day 4 Day 7 1 Korro believes we have highest editing observed across any editing modality based on published data Note: Single dose of 3mg/kg oligo formulated in MC3 LNP injected IV Copyright (c) 2023 Korro Bio, Inc. 20 Baseline M-A1AT concentrations are 0μM 1 Statement not based off head-to-head studies % editing % Editing M-A1AT concentration (μM)

Potential to provide liver benefit by clearing aggregation and preventing further lung damage due to level of M-A1AT in secretion In vivo – PiZ mice Total A1AT (1 day post last dose) Editing in PiZ mice at Ctrough Reduction in Z-A1AT at Day 28 Oligo A; 2mg/kg (multi-dose) 50 Vehicle 70 40 4 47 7 5 54 4 2 27 7 60 2 23 3 30 50 2 20 0 1 18 8 20 3 34 4 40 Control 30 10 1 19 9 20 0 20794 1 2 3 4 10 0 M-A1AT (1 day post last dose) Oligo A 1 1 2 3 4 Oligo A 25 Group 2 20 0 20 Group Dose Editing 1 Day 0 Day 7 15 1 10 0 8 8 2 Day 0, 7 Day 14 10 7 7 3 Day 0, 7, 14 Day 21 5 4 Day 0, 7, 14, 21 Day 28 Control 0 20794 1 2 3 4 Copyright (c) 2023 Korro Bio, Inc. 21 Note: 2mg/kg oligo formulated in MC3 LNP injected IV in QW in 4 weeks Editing measured 7-days after dose 1 Represents Group 4 histology at day 28 % Editing A1AT concentration (μM) A1AT concentration (μM)

Upcoming milestones Milestone Timing 4Q 2023 Expected close of reverse merger and concurrent $117M private financing 2H 2023 Nominate a development candidate for AATD program Submit regulatory filing 2H 2024 2H 2025 Potential interim clinical data readout for AATD Copyright (c) 2023 Korro Bio, Inc. 22

Editing in NHPs (Gene = SERPINA1) Copyright (c) 2023 Korro Bio, Inc. 23

Editing of SERPINA1 coding region in NHPs and PiZ model showed correlation In vivo – mice and NHP Editing in PiZ mice (%) Editing in NHPs (%) 1 1 Early-gen oligo Early-gen oligo 2mg/kg (single and multi-dose) 3mg/kg (single dose) For reference: 100 ~63% 40 80 Day 4 (post-single dose) 40 60 40 40 2 25 5 30 2 26 6 2 28 8 20 30 30 0 Day 4 Oligo A 1 17 7 20 1 14 4 20 20 10 10 10 N/A; not tested 0 0 0 0 Day 18 Day 4 Day 4 Day 18 Oligo C Day 4 Day 18 (Day 4 post-3 (post-single (post-single (Day 4 post-3 weekly doses) dose) dose) weekly doses) (post-single dose) Correlation observed for RNA editing between mouse and NHP, and RNA editing to edited circulating protein in NHP Note: Oligo formulated in MC3 LNP injected IV QW Copyright (c) 2023 Korro Bio, Inc. 24 Editing measured 4-days post dose in NHP (i.e. Ctrough) 1 Does not contain the latest chemistries to enhance durability and stability but supports prediction Editing (%) % editing SERPINA1 RNA Edited (%) Liver Biopsy A1AT Protin Edited (%) Serum

Editing with Korro Oligo in Genevant LNP Copyright (c) 2023 Korro Bio, Inc. 25

Korro’s Oligo A in Genevant LNP has demonstrated potential for increased editing efficiency and normal A1AT in PiZ mice Editing in PiZ mice (%) Normal A1AT in circulation (%) Oligo A; 2mg/kg (Single dose): 4-days post dose Oligo A; 2mg/kg (Single dose): 4-days post dose For reference: 100 ~63% 100 100 80 8 85 5 60 40 80 80 20 6 65 5 6 66 6 5 56 6 0 Day 4 Oligo A (3mg/kg) 60 60 MC3 3 37 7 40 40 2 29 9 20 20 0 0 * MC3 GVT-1 GVT-2 MC3 GVT-1 GVT-2 Note: 2mg/kg oligo formulated in referenced LNP injected IV; Circulating liver enzyme (ALT/AST) data pending Copyright (c) 2023 Korro Bio, Inc. 26 * External data support being able to dose up to 15mg/kg in a single dose Editing at E342K (%) % editing % Wild-Type A1AT

Editing of SERPINA1 coding region in NHPs with Korro’s oligo in a Genevant LNP has demonstrated potential for enhanced therapeutic index Editing in NHP (%) ALT levels in NHP (U/L) 1 1 Early-gen oligo Early-gen oligo 2mg/kg (Single dose): 4-days post dose 2mg/kg (Single dose) 1 2 0 0 1200 HISTORICAL HISTORICAL 60 Pre-dose 60 4h 24h 34 72h 8 0 0 168h 800 40 40 13 4 0 0 17 400 20 20 0 0 0 0 MC3 GVT-1 GVT-2 G V T - 1 G V T - 2 MC3 *Normal ALT levels=30-80 U/L based on Korro's historical data (1) GVT-1 generates similar editing results to clinically approved MC3, with significantly lower ALT elevation (2) GVT-2 generates >2x editing results more than the clinically approved MC3, with similar ALT elevation Copyright (c) 2023 Korro Bio, Inc. 27 Note: Oligo formulated in LNP injected IV MC3 at 2mg/kg is historical data ran in separate prior experiment 1 Does not contain the latest chemistries to enhance durability and stability but supports prediction % Editing U/L

Opportunity to bring ground-breaking therapeutic option for patients based on single-nucleotide-variants PoC achieved Examples ✓ ✓ Activating Kinases Modulating kinase activity with a single missense variant ✓ Disrupting Protein-Protein Activating transcription factor expression by disrupting binding with a negative Interactions regulator ✓ Selective Fine-Tuning Regulating the activation of ion-channels to physiological levels of Ion Channels ✓ Protein Aggregation Prevention of disease-causing protein aggregation Continuously assessing targets and indications with high technical, clinical, and commercial feasibility Copyright (c) 2023 Korro Bio, Inc. 28

Uniquely positioned to expand the frontier of genetic medicines through RNA editing Experienced management team: Proven track record supported by an expert BoD and SAB with experience building genetic medicines companies OPERA, a transient and potentially safer base editing approach: Single edit (A-to-I) on RNA by redirecting an endogenous editing enzyme using an oligonucleotide (siRNA, ASO) ~$3B+ US market opportunity in lead indication: Potential disease modifying therapy in alpha-1 anti-trypsin deficiency (AATD) by transiently correcting the pathogenic variant Broad opportunities in rare and common diseases: Modulating protein expression and function creating the opportunity to expand into common diseases Supportive investor syndicate: Cash runway through several value-creating milestones 1,2 and into 2026, such as interim clinical readout for AATD in 2H ‘25 1 Subject to submission of an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) and Copyright (c) 2023 Korro Bio, Inc. 29 authorization to proceed 2 Assumes $117mm raise and includes assumptions about cash burn, contingent liabilities, and obligations for ongoing litigation and lease liabilities, among others, for which there is no guarantee of accuracy

Copyright (c) 2023 Korro Bio, Inc. 30